UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

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Virgin Orbit Holdings, Inc.

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Your **Vote** Counts!

VIRGIN ORBIT HOLDINGS, INC.

2022 Annual Meeting

Vote by August 29, 2022

11:59 PM ET



VIRGIN ORBIT HOLDINGS, INC
4022 EAST CONANT STREET
LONG BEACH, CA 90808



You invested in VIRGIN ORBIT HOLDINGS, INC. and it's time to vote!

You have the right to vote on proposals being presented at the Annual Meeting. **This is an important notice regarding the availability of proxy material for the stockholder meeting to be held on August 30, 2022.**

Get informed before you vote

View the Annual Report, Notice & Proxy Statement online OR you can receive a free paper or email copy of the material(s) by requesting prior to August 16, 2022. If you would like to request a copy of the material(s) for this and/or future stockholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.



For complete information and to vote, visit **www.ProxyVote.com**

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Vote Virtually at the Meeting*

August 30, 2022
10:00 AM PDT

Virtually at:
www.virtualshareholdermeeting.com/VORB2022

*Please check the meeting materials for any special requirements for meeting attendance.

Vote at www.ProxyVote.com

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming stockholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items	Board Recommends
1. Election of Class I Directors **Nominees:** 01) Dan Hart 02) George N. Mattson	For
2. Ratification of the Appointment of KPMG LLP as the Company's Independent Registered Public Accounting Firm for the fiscal year ending December 31, 2022.	For

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

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